EXHIBIT 99.1: PRESS RELEASE
LDK Solar to Present at the 11th Annual Needham Growth Stock Conference
XINYU CITY, China and SUNNYVALE, Calif., December 23, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, today announced that members of its management team will present at the following conference:

Event: Date: Time: Location:	11th Annual Needham Growth Stock Conference January 7, 2009 8:30 a.m. Eastern Time The New York Palace Hotel, New York, New York
A live and recorded webcast of LDK Solar’s presentation will be available on the Investor Relations section of the Company’s website at www.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801